CECO ENVIRONMENTAL CORP.

3120 Forrer Street

Cincinnati, Ohio 45209

September 24, 2008

Via EDGAR and facsimile

Ms. Jenn Do

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	CECO Environmental Corp.
Form 8-K Item 4.01
Filed: September 4, 2008
File No. 000-7099

Dear Ms. Do:

On behalf of CECO Environmental Corp. (“we”, “our”, or the “Company”), please find our responses to the comments contained in your letter dated September 12, 2008 regarding our Form 8-K filed on September 4, 2008. The discussion below is presented in the order of the numbered comments in the Comment Letter and we have reproduced the comments for ease of reference.

1.	Comment: In detail, supplementally describe the nature of each material weakness and the amounts involved, as applicable. Also, tell us:

1.	in what period each material weakness and accounting error or misapplication of GAAP occurred,

2.	the amount of each accounting error and misapplication of GAAP,

3.	the reason(s) for each error or misapplication of accounting,

4.	whether or not you intend to restate any prior period for any adjustments. If not, tell us why not, and

5.	in detail, all the steps you plan to take to correct each concern.

Response: CECO Environmental became an accelerated filer as of the fiscal year ended 2007, and as disclosed in the Company’s Annual Report on Form 10-K for the year ended 2007 and filed on March 17, 2008 (the “2007 Form 10-K”), and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008 (collectively, the “2008 Forms 10-Q”), the Company identified material weaknesses in the design of internal control over financial reporting as of fiscal year end 2007 and for the quarters ended March 31, 2008 and June 30, 2008. These material

Ms. Jenn Do

September 24, 2008

weaknesses in the design of internal controls existed in our Financial Close and Reporting Process, Information Technology Applications and Infrastructure, Segregation of Duties, and Entity-level Controls. A more complete description of these material weaknesses can be found in Item 9A (“Management’s Annual Report on Internal Control Over Financial Reporting “) of the 2007 Form 10-K. Please see page 47-50 of the 2007 Form 10-K. There are no specific dollar amounts associated with any such material weaknesses in the design of internal controls. Despite the existence of these control deficiencies, the Company notes that it did not result in any material adjustments to the 2007 financial statements. Neither the former auditors nor the Company identified any material accounting errors or material misapplications of GAAP in connection with the material weaknesses or otherwise for such periods.

Subpart 1. As disclosed in the 2007 Form 10-K and 2008 Forms 10-Q, the material weaknesses in the design of internal controls were identified as of December 31, 2007, and for the quarters ended March 31, 2008 and June 30, 2008. There were no identified material accounting errors or material misapplications of GAAP by either the Company or the former auditors for such periods.

Subpart 2. No material accounting errors or material misapplications of GAAP were identified by the Company or the former auditors for the year ended 2007 or the quarters ended March 31, 2008 and June 30, 2008.

Subpart 3. No material accounting errors or material misapplications of GAAP were identified by the Company or the former auditors for the year ended 2007 or the quarters ended March 31, 2008 and June 30, 2008.

Subpart 4. There were no material adjustments as of year end 2007 that require restatement for prior periods and the Company, therefore, does not intend to restate any prior period for adjustments.

Subpart 5. The Company is in the process of developing and implementing a remediation plan to address the material weaknesses in design of internal controls described in the 2007 Form 10-K and 2008 Forms 10-Q. The Company has taken the following actions to improve the design of internal control over financial reporting:

•	A new Director of Internal Audit was appointed, effective November 11, 2007.

•

Since December 31, 2007, the Finance division has been strengthened by the addition of an Assistant Controller in the Financial Analysis and General Accounting areas. The Company plans to continue to enhance the staffing and competency level within the Finance division.

•

We have engaged four third party professionals to advise the Company in connection with (1) the remediation of existing deficiencies including the conversion to a new information technology enterprise management system, (2) SEC related activities including accounting guidance and periodic reporting, (3) all tax related activities and (4) valuation of goodwill and intangibles.

Ms. Jenn Do

September 24, 2008

In addition, the following are specific remedial actions to be taken for matters related to accounting for significant or non-routine transactions:

•

Require all significant or non-routine transactions to be thoroughly researched, analyzed, and documented by qualified accounting personnel. In addition, all major transactions will require the additional review and approval of the Chief Financial Officer.

•	In addition to the review performed by the Company’s management, implement an additional review by subject matter experts for complex accounting estimates and accounting treatments, where appropriate.

•	Develop and implement focused monitoring controls and other procedures in the Internal Audit organization.

•	Develop and implement written policies and procedures governing the financial close and reporting process.

•

Develop and implement effective communications of and education on a control framework and effectively communicate management’s expectations for controls, and business process owners’ accountability for controls.

•

Lastly, the Company has purchased and is in the process of implementing an integrated software system which includes industry standard and current best practice inherent controls. The new system is expected to address and remediate deficiencies including segregation of duties, security (through access restriction limited to job responsibilities), change control procedures, and reduced use of spreadsheets in preparing financials.

2.	Comment: Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Provide us with the same information for any 2008 quarterly review adjustments. Also, tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

Response: In response to the staff’s comment, we have listed below our fiscal year end fourth quarter 2007 adjustments recorded as the result of the audit. There were no unusual or non-routine adjustments made to close the books prior to the audit and there were no 2008 quarterly review adjustments.

Ms. Jenn Do

September 24, 2008

Q4 2007 Adjustment #1			Pre-tax Net Loss Increase/(Decrease)
Dr Accounts Payable – trade	$217,156		—
Cr Cash – 5th 3rd		$217,156	—

Q: Reason for adjustment?

To adjust the reclassification of a negative cash balance.

Q: Why it doesn’t relate to a prior period?

It doesn’t relate to a prior period because the adjustment only affects the balance sheet at December 31, 2007.

Q: Why is timing appropriate?

Timing is appropriate because the adjustment only relates to the balance sheet at December 31, 2007.

Q4 2007 Adjustment #2			Pre-tax Net Loss Increase/(Decrease)
Dr Accounts Receivable	$78,274		—
Cr Customer Deposits		$78,274	—

Q: Reason for adjustment?

To reclassify a credit balance included in the aging of accounts receivable.

Q: Why it doesn’t relate to a prior period?

It doesn’t relate to a prior period because the adjustment only affects the balance sheet at December 31, 2007.

Q: Why is timing appropriate?

Timing is appropriate because the adjustment only relates to the balance sheet at December 31, 2007.

Q4 2007 Adjustment #3			Pre-tax Net Income Increase/(Decrease)
Dr Billings in excess of costs	$57,270		—
Cr Sales – Trade		$57,270	$(57,270)

Q: Reason for adjustment?

To record an unadjusted inter-company profit elimination entry.

Ms. Jenn Do

September 24, 2008

Q: Why it doesn’t relate to a prior period?

It doesn’t relate to a prior period because the adjustment only affects the quarter ended December 31, 2007.

Q: Why is timing appropriate?

Timing is appropriate because the adjustment only affects the quarter ended December 31, 2007.

Q4 2007 Adjustment #4			Pre-tax Net Income Increase/(Decrease)
Dr Other long-term assets	$52,250		—
Cr Prepaid Misc.		$52,250	—

Q: Reason for adjustment?

To reclassify long-term portion of Nasdaq filing fees.

Q: Why it doesn’t relate to a prior period?

It doesn’t relate to a prior period because the adjustment only affects the balance sheet at December 31, 2007.

Q: Why is timing appropriate?

Timing is appropriate because the adjustment only relates to the balance sheet at December 31, 2007.

Q4 2007 Adjustment #5			Pre-tax Net Income Increase/(Decrease)
Dr Prepaid Income taxes	$600,954		—
Cr Accrued Federal Income taxes		$600,594	—

Q: Reason for adjustment?

To gross up and reclassify prepaid taxes and accrued taxes which had been netted together.

Q: Why it doesn’t relate to a prior period?

It doesn’t relate to a prior period because the adjustment only affects the balance sheet at December 31, 2007.

Q: Why is timing appropriate?

Timing is appropriate because the adjustment only relates to the balance sheet at December 31, 2007.

Ms. Jenn Do

September 24, 2008

Q4 2007 Adjustment #6			Income Tax expense Increase/(Decrease)
Dr Accrued Federal Income tax	$624,518
Dr Accrued State & Local tax	$270,962
Dr Deferred Income taxes	$147,403
Dr Federal Income tax expense	$92,492		$92,492
Cr Deferred Income taxes – current		$50,859
Cr Capital in excess of par value		$935,776
Cr State Income tax expense		$148,740	$(148,740)
Dr Federal Income tax expense	$148,000		$148,000
Cr Accrued FIN 48 liability		$148,000

Net Income tax expense increase			$91,752

Q: Reason for adjustment?

To properly account for: 1) the excess tax benefits of share based compensatory options and warrants in accordance with SFAS No. 123 (R), 2) a decrease to the domestic production deduction based on the reduction to taxable income for compensatory stock option, 3) an increase to the (FIN) No. 48 liability for a highly certain tax position outcome, 4) removing the AMT credit from the deferred tax account, and 5) a one percent decrease to the state effective rate related to an analysis of actual state tax due performed in the fourth quarter.

Q: Why it doesn’t relate to a prior period?

The adjustment for tax benefits related to compensatory options and the AMT credit relate to 2007 activity that did not impact the estimated effective tax rate in any prior period in 2007. Therefore, the entries were made in the fourth quarter in accordance with APB 28. The entry to record an uncertain tax position under FIN 48 was made in the fourth quarter because the uncertain tax position was first identified based on information that was first available in the fourth quarter in accordance with FIN 48 paragraphs 11 and 12.

The increase to tax expense related to the decreased domestic production deduction, a permanent item, was the result of accounting for compensatory stock options in the fourth quarter in accordance with APB 28.

The decrease to the state effective tax rate related to an analysis of state tax due performed in the fourth quarter and recorded in the fourth quarter in accordance with APB 28. The adjustment does not relate to prior periods because prior period state effective rates were based on management’s best estimate in those quarters and management only decreased the state effective rate after a full analysis was performed in the fourth quarter.

Ms. Jenn Do

September 24, 2008

Q: Why is timing appropriate?

Timing is appropriate because the adjustment only affects the quarter ended December 31, 2007.

Q4 2007 Net effect of adjustments
Pre tax net income net effect	$(57,270)
Net Income tax increase	$91,752

3.	Comment: Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

Response: There is no letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee, other than the reportable event with respect to those material weakness disclosed in its Report of Independent Registered Public Accounting Firm dated March 17, 2008, a copy of which is located in the 2007 Form 10-K. Please see pages 51-53 in the 2007 Form 10-K.

4.	Comment: To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

Response: The Company respectfully submits that the 8-K does not require amending, and therefore, an updated Exhibit 16 letter from the former accountants also is not required.

Ms. Jenn Do

September 24, 2008

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CECO Environmental Corp.

/s/ Dennis Blazer
Dennis Blazer
Vice President – Finance and Administration and Chief Financial Officer

cc:	Ronald Kreig, Chairman, Audit Committee
Battelle & Battelle LLP
BDO Seidman, LLP
Barnes & Thornburg LLP